KW 3/9

13014044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Suite 420
(No. and Street)

Topeka (City) KS (State) 66609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co.,P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road (Address) Topeka (City) KS (State) 66611-2050 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristopher Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tandem Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC - State of Kansas
LORI K. MAY
My Appt. Exp. 7-9-16

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

TANDEM SECURITIES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

TANDEM SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2012 and 2011

TABLE OF CONTENTS

BT&Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll free 800.530.5526 f 785.233.1768 btandcocpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Tandem Securities, Inc.:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Tandem Securities, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tandem Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 through 5 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 through 5 is fairly stated in all material respects in relation to the financial statements as a whole.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 25, 2013

TANDEM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash	$ 19,769	$ 22,661
Commissions receivable	23,041	6,320
CRD account	758	(7)
Prepaid expenses	13,045	13,963
Property and equipment, net of accumulated depreciation of $ 20,202 and $ 13,398 for 2012 and 2011, respectively	6,803	13,607
Total assets	$ 63,416	$ 56,544
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 2,175	$ 953
Commissions payable	21,011	5,689
Total liabilities	23,186	6,642
Stockholder's equity:		
Common stock - no par value; authorized 5,000 shares, issued and outstanding 1,000 shares	15,000	15,000
Additional paid-in capital	61,140	56,140
Retained earnings (deficit)	(35,910)	(21,238)
Total stockholder's equity	40,230	49,902
Total liabilities and stockholder's equity	$ 63,416	$ 56,544

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions	$ 560,571	$ 678,268
Other income	3,153	47
Total revenues	563,724	678,315
Expenses:		
Commissions	495,392	600,252
Professional fees	24,070	22,925
Regulatory fees	6,300	12,542
Payroll expenses	16,098	14,152
Computer expense	14,114	10,825
Licenses	7,882	6,218
Postage and delivery	6,584	5,421
Depreciation expense	6,804	6,804
Associate expenses	785	210
Other operating expenses	367	290
	578,396	679,639
Net loss	$ (14,672)	$ (1,324)

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2011	$ 15,000	$ 56,140	$ (19,914)	$ 51,226
Net loss	-	-	(1,324)	(1,324)
Balance at December 31, 2011	15,000	56,140	(21,238)	49,902
Contributed capital	-	5,000	-	5,000
Net loss	-	-	(14,672)	(14,672)
Balance at December 31, 2012	$ 15,000	$ 61,140	$ (35,910)	$ 40,230

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (14,672)	$ (1,324)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	6,804	6,804
Changes in assets and liabilities:		
Commissions receivable	(16,721)	5,809
CRD account	(765)	205
Prepaid expenses	918	(963)
Accounts payable	1,222	(1,900)
Commissions payable	15,322	(5,126)
Net cash provided by (used in) operating activities	(7,892)	3,505
Cash flows from financing activities:		
Additional paid-in capital	5,000	-
Net increase (decrease) in cash	(2,892)	3,505
Cash, beginning of year	22,661	19,156
Cash, end of year	$ 19,769	$ 22,661

See accompanying notes to financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the state of Kansas. A substantial part of commission income is generated through one carrier.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2012 and 2011.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $ 1,000 and a useful life greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally three to five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Commissions Revenue

Commissions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission earned.

Promotional Costs

Promotional costs including advertising are expensed as incurred. There were no promotional costs incurred during the years ended December 31, 2012 and 2011.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Operating Expenses

The Company has an expense sharing agreement with T & M Financial, Inc. (T&M). T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, and parking. The payroll and benefit expenses for the shared employees were paid by T&M at 75% for the years ended December 31, 2012 and 2011.

Income Tax Matters

The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns with the U.S. federal jurisdiction, Kansas, and various other state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Operating Lease

The Company leases software under an operating lease which runs month-to-month and is cancellable at any time. Software lease expense for 2012 and 2011 was $ 8,100 and $ 8,075, respectively.

3 - Property and Equipment

A summary of property and equipment held as of December 31, 2012 and 2011 is as follows:

	2012	2011
Property and equipment	$ 27,005	$ 27,005
Less accumulated depreciation	(20,202)	(13,398)
	$ 6,803	$ 13,607

4 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2012 were:

Net capital	$ 16,381
Net capital requirements	5,000
Aggregate indebtedness	23,186
Aggregate indebtedness to net capital ratio	1.42 to 1

5 - Commitments and Contingencies

At December 31, 2012 and 2011, there were no commitments or contingencies related to the normal course of business for the Company that would require disclosure in the financial statements.

6 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

TANDEM SECURITIES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2012

No such liabilities exist at December 31, 2012.

See independent auditor's report.

TANDEM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

Aggregate indebtedness - total liabilities	$	23,186
Net capital:		
Credit items:		
Common stock	$	15,000
Additional paid-in capital		61,140
Retained earnings (deficit)		(35,910)
		40,230
Debit items:		
Nonallowable assets:		
CRD account		758
Prepaid expenses		13,045
Unallowable commissions receivable		3,243
Property and equipment, net		6,803
		23,849
Net capital		16,381
Capital requirements		5,000
Capital in excess of requirements	$	11,381

Ratio of aggregate indebtedness to net capital is 1.42 to 1.

See independent auditor's report.

TANDEM SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

TANDEM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

TANDEM SECURITIES, INC.

RECONCILIATIONS

December 31, 2012

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2012, as previously filed	$	16,381
Reconciling items:		
Adjustment for fixed assets		(6,804)
Adjustment for depreciation expense		6,804
Net capital as shown on this report	$	16,381

RESERVE REQUIREMENTS

Not applicable.

See independent auditor's report.

BT Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Tandem Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Tandem Securities, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and canceled checks, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the SIPC Net Operating Revenues Calculation, noting no adjustments.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the SIPC Net Operating Revenues Calculation supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 25, 2013

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067321 FINRA DEC
TANDEM SECURITIES INC 17*17
3706 SW TOPEKA BLVD STE 420
TOPEKA KS 66609-1291

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer
678-525-0992

2. A. General Assessment (item 2e from page 2)		$ 5.52
B. Less payment made with SIPC-6 filed (exclude interest) 10/19/2012 Date Paid		(2.54)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		2.98
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2.98
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2.98	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tandem Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature] president
(Authorized Signature)

President
(Title)

Dated the 5 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$563,724.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) *Net loss from management of or participation in the underwriting or distribution of securities.*	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a *registered open end investment company or unit* investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	561,516.00
(2) *Revenues from commodity transactions.*	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain *from securities in* investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and *(ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less* from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. *(See Instruction C)*:	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	561,516.00
2d. SIPC Net Operating Revenues	$2,208.28
2e. General Assessment @ .0025	$5.52 (to page 1, line 2.A.)

2162

TANDEM SECURITIES, INC.
3706 SW TOPEKA BLVD., STE 420
TOPEKA, KS 66609
(785) 266-3310

CAPITAL CITY BANK
Topeka • Lawrence • Johnson County
44-114-1011

2162

02/05/13

PAY TO THE ORDER OF SECURITIES INVESTOR PROTECTION COPORATIO

$ *********$2.98

COPY

Two Dollars and 98 Cents***

DOLLARS

MEMO SIPC 7 2012 filing fee

AUTHORIZED SIGNATURE

⑈002162⑈ ⑆101101141⑆ 1198418⑈

TANDEM SECURITIES, INC. 2162

Check	Date	Paid To	Amount
2162	02/05/13	SECURITIES INVESTOR PROTECTION COPORATIO	*********$2.98

SIPC 7 2012 filing fee

TANDEM SECURITIES, INC. 2162

Check	Date	Paid To	Amount
2162	02/05/13	SECURITIES INVESTOR PROTECTION COPORATIO	*********$2.98

SIPC 7 2012 filing fee

TANDEM SECURITIES, INC.

2162

Check	Date	Paid To	Amount
2162	02/05/13	SECURITIES INVESTOR PROTECTION COPORATIO	*********$2.98

SIPC 7 2012 filing fee

PRODUCT DLT104 USE WITH 91663 ENVELOPE

COPY

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6 (34-REV 7/10)

For the first half of the fiscal year ending June 30, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tandem Securities, LLC
3706 SW Topeka Blvd, Suite 420
Topeka, KS 66609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer 678-525-0992

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2)	$ 2.54
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	( )
	2. Assessment balance due	2.54
B.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
C.	Total assessment and interest due	$ 2.54
D.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above)	$ 2.54

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tandem Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 16 day of October, 2012.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 20 12
and ending June 30, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$260,395.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	259,379.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	259,379.00
2d. SIPC Net Operating Revenues	$1,015.66
2e. General Assessment @ .0025	$2.54
	(to page 1, line 2.A.)

2121

2121

TANDEM SECURITIES, INC.
3706 SW TOPEKA BLVD., STE 420
TOPEKA, KS 66609
(785) 266-3310

CAPITAL CITY BANK
Topeka • Lawrence • Johnson County
44-114-1011

10/19/12

COPY

PAY TO THE ORDER OF SECURITIES INVESTOR PROTECTION COPORATIO $ *********$2.54

Two Dollars and 54 Cents** DOLLARS

Security features. Details on back.

MEMO SIPC fee -for filing June 30, 2012

COPY

AUTHORIZED SIGNATURE

⑈002121⑈ ⑆101101141⑆ 1198418⑈

TANDEM SECURITIES, INC. 2121

Check	Date	Paid To	Amount
2121	10/19/12	SECURITIES INVESTOR PROTECTION COPORATIO	*********$2.54

SIPC fee -for filing June 30, 2012

TANDEM SECURITIES, INC. 2121

Check	Date	Paid To	Amount
2121	10/19/12	SECURITIES INVESTOR PROTECTION COPORATIO	*********$2.54

SIPC fee -for filing June 30, 2012

TANDEM SECURITIES, INC.

2121

Check	Date	Paid To	Amount
2121	10/19/12	SECURITIES INVESTOR PROTECTION COPORATIO	*********$2.54

SIPC fee -for filing June 30, 2012

PRODUCT DLT104 USE WITH 91663 ENVELOPE

American Funds.

AMCAP Fund-A	733.19	
AMCAP Fund-B	2.60	
American Balanced Fund 529A	232.22	232.22
American Balanced Fund-A	1,004.90	
American Funds Balanced Fund 529A	124.10	124.10
American High-Income Trust-A	661.86	
American Mutual Fund-A	98.57	
Capital Income Builder-A	186.68	
Capital World Bond Fund-A	897.44	
Capital World Growth and Income 529A	100.94	100.94
Capital World Growth and Income Fund-A	120.61	
Europacific Growth Fund-A	116.41	
Fundemental Investors-A	226.26	
Intermediate Bond Fund of America-A	0.24	
New Perspective Fund-A	261.56	
New World Fund-A	34.81	
Short-Term Bond Fund of America-A	4.04	
Smallcap World Fund-A	46.40	
Bond Fund of America 529A	38.11	38.11
Bond Fund of America-A	78.00	
Growth Fund of America-A	1,142.55	
Growth Fund of America-B	12.50	
Income Fund of America-A	151.30	
Investment Company of America 529A	116.94	116.94
Investment Company of America-A	138.48	
New Economy Fund-A	110.32	
U.S. Government Securities Fund-A	651.31	
Washington Mutual Investors Fund 529A	101.86	101.86
Washington Mutual Investors Fund-A	856.63	
American Funds New Economy 529A CNGAX	29.16	29.16
DTC New Perspective (American Funds New Perspective 529A)	154.53	154.53
Trail	136.44	
Report Total	8,570.96	
529 Total		897.86

R&E Summary: 01/01/12 - 12/31/12

Tandem Securities, Inc.

02/05/13
08:37:33 AM

Specific Vendor: LEARNING QUEST

	Gross	CFee	NetBP	Payout	Net
LEARNING QUEST	183.02		183.02	157.28	25.74
Report Totals -----	183.02		183.02	157.28	25.74

R&E Summary: 01/01/12 - 12/31/12

Tandem Securities, Inc.

02/05/13
08:37:14 AM

Specific Vendor: ALLIANZ OKLAHOMADREAM529

	Gross	CFee	NetBP	Payout	Net
ALLIANZ OKLAHOMADREAM529	795.88		795.88	596.98	198.90
Report Totals -----	795.88		795.88	596.98	198.90

R&E Summary: 01/01/12 - 12/31/12

Tandem Securities, Inc.

02/05/13
08:36:47 AM

Specific Vendor: SMART 529

Page: 1

	Gross	CFee	NetBP	Payout	Net
SMART 529	331.52		331.52	249.16	82.36
Report Totals -----	331.52		331.52	249.16	82.36

BT&Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5g(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 / 785.234.3427 toll-free 800.530.5526 / 785.233.1768 btandcocpa.com

The Board of Directors
Tandem Securities, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Tandem Securities, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

February 25, 2013
Topeka, Kansas